Exhibit 4.1
FIRST AMENDMENT TO CREDIT FACILITY AGREEMENT
     THIS FIRST AMENDMENT, dated as of the 24th day of February, 2006, to that certain Amended and Restated Credit Facility Agreement dated as of July 12, 2005 (the “Agreement”), between BANK OF AMERICA, N.A., a national banking association and successor by merger to Fleet National Bank, having an office at One East Avenue, Rochester, New York 14638 (the “Bank”), and GRAHAM CORPORATION, a corporation formed under the laws of the State of Delaware with offices at 20 Florence Avenue, Batavia, New York 14020 (the “Borrower”).
     The parties hereby agree as follows:
     1. Agreement Ratified. Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed, and all of the terms, provisions and conditions thereof shall be and remain in full force and effect, and this Amendment and all of its terms, provisions and conditions shall be deemed to be a part of the Agreement. All capitalized terms used herein and not defined shall have the meanings given them in the Agreement.
     2. Section 3.1. Section 3.1 of the Agreement shall be amended as follows:
3.1 Letters of Credit. Subject to the terms and conditions of this Agreement, the Bank will make Letters of Credit available for the account of the Borrower in an aggregate stated face amount not exceeding the lesser of (a) Ten Million Dollars ($10,000,000), and (b) the availability under the Revolving Line. Letters of Credit will be made promptly available for the Borrower’s work in process (to support customer progress payments) or as otherwise requested by Borrower for general business purposes. The stated amount outstanding under all Letters of Credit at all times shall reduce, dollar for dollar, the amount available for advances under the Revolving Line. The Letters of Credit shall be in form satisfactory to the Bank and will be for a term of up to three (3) years from the date of issuance, except that Letters of Credit in the aggregate face amount of $5,000,000.00 may have maturities of up to five (5) years from the date of issuance.
     3. Section 10.4 (a). Section 10.4(a) of the Agreement shall be amended as follows
(a) Except as permitted by Section 10.4 (b), make any loan or advance to, or any investment in, any person, firm, joint venture, corporation or other entity whatsoever exceeding $150,000 in the aggregate at any one time outstanding, except (i) short-term investments in certificates of deposit of financial institutions and similar investments made in the ordinary course of business; and (ii) loans to and investments in a Wholly Owned Foreign Enterprise (the “WOFE”) to be formed in China on or about April 1, 2006 in accordance with the letter dated February 9, 2006 from the Borrower to the Bank, which loans and investments shall not exceed $2,500,000.00 in the aggregate.
     4. Section 10.4(b). Section 10.4(b) of the Agreement shall be amended as follows:
(b) Borrower shall not make any loans, advances, or other distributions of any kind except (i) loans and advances exceeding $500,000 in the aggregate at any one time outstanding to any Affiliates of the Borrower, and (ii) additional loans and advances to the WOFE permitted by Section 10.4(a) above, without the prior consent of the Bank, which may be withheld in its absolute discretion.
5.	Section 10.6. Section 10.6 of the Agreement shall be amended as follows:
10.6 Distributions. Make any Distributions or apply any of its property or assets to Distributions or set apart any sum or asset for the purpose of Distribution; provided, however, that Borrower may make dividends in the aggregate maximum amount of $600,000 per year and may repurchase or redeem stock in the aggregate maximum amount of $600,000 per year so long as after any such transactions no Event of Default exists and the Borrower continues to comply with Article 11 hereof.
     6. Representations and Warranties. The Borrower confirms the accuracy of and remakes as of the date hereof all of its representations, warranties contained in the Agreement. The Borrower further represents and warrants to the Bank that all necessary action on the part of the Borrower relating to authorization of the execution and delivery of this Amendment, and the performance of the Obligations of the Borrower thereunder has been taken. This Amendment constitute legal, valid and binding obligations of the Borrower, enforceable in accordance with their respective terms. The Borrower has no defenses, offsets, claims, or counterclaims with respect to its obligations arising under the Amendment. The execution and delivery by the Borrower of the Amendment, and the performance by the Borrower of the Amendment, will not violate any provision of law or the Borrower’s Certificate of Incorporation or By-laws or organizational or other documents or agreements. The execution, delivery and performance of the Amendment, and the consummation of the transactions contemplated thereby will not violate, be in conflict with, result in a breach of, or constitute a default under any agreement to which the Borrower is a party or by which any of its properties is bound, or any order, writ, injunction, or decree of any court or governmental instrumentality, and will not result in the creation or imposition of any lien, charge or encumbrance upon any of its properties.
     7. No Events of Default. The Borrower confirms that as of the date hereof, there exists no condition or event that constitutes (or that would after expiration of applicable grace or cure periods constitute) an Event of Default as described in Article 14 of the Agreement.
     8. No Offsets. As of the date hereof, the Borrower has no defenses, offsets, claims or counterclaims with respect to its obligations arising under the Agreement or this Amendment and all related documents and instruments.
     9. Governing Law. This Amendment, together with all of the rights and obligations of the parties hereto, shall be construed and interpreted in accordance with the laws of the State of New York, excluding the laws applicable to conflicts or choice of law.

     IN WITNESS WHEREOF, the parties have executed this Amendment on the date first above written.

BANK OF AMERICA, N.A.		GRAHAM CORPORATION

By:	/s/ Colleen O’Brien	By:	/s/ Ron Hansen

	Colleen O’Brien		Ron Hansen
Title:	Vice President	Title:	Vice President

3